UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 28, 2011
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL RESULTS

Highlights
•	Declared a cash dividend of $0.22 per share for the quarter ended December 31, 2010.
•	Reported fourth quarter adjusted net income of $2.6 million, or $0.05 per share (excluding specific items which increased GAAP net income by $5.2 million, or $0.10 per share).
•	Over 60 percent of fourth quarter revenue days earned average fixed time-charter rate of $24,390 per day; significantly above average spot TCE of $14,779 per day earned on remaining spot revenue days.
•	Completed acquisition of one Suezmax tanker and one Aframax tanker for a total cost of $107.5 million.
•	In January 2011, commenced a 23-month extension of an existing Suezmax tanker time-charter.
•	Total liquidity of approximately $295 million as of February 22, 2011.
Hamilton, Bermuda, February 24, 2011 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its fourth quarter results for 2010. During the quarter, the Company generated $13.1 million in Cash Available for Distribution(1). Today, Teekay Tankers declared a dividend of $0.22 per share(2) for the fourth quarter of 2010, which will be paid on March 15, 2011 to all shareholders of record on March 8, 2011. The fourth quarter dividend was calculated using the weighted average number of shares outstanding for the quarter ended December 31, 2010, a methodology that is consistent with the Company’s dividend policy. The dividend payable on the 9.9 million shares of new Class A common stock the Company issued in its public offering in February 2011, amounting to approximately $2.2 million, will be funded from the Company’s working capital.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 13 consecutive quarters, which now totals $6.145 per share on a cumulative basis (including the $0.22 per share dividend to be paid on March 15, 2011).
“Despite the weak spot tanker rates in the fourth quarter, we were able to pay a relatively healthy dividend as a result of having approximately 70 percent of our fourth quarter revenue generated from fixed-rate time-charter contracts and our investment in two VLCC loans,” commented Bjorn Moller, Teekay Tankers’ Chief Executive Officer. “With the potential for continued spot tanker market weakness in 2011, we have tactically managed our fleet employment mix such that over 50 percent of our vessel operating days for the year are covered under fixed-rate charters earning a weighted average time-charter rate of approximately $24,500 per day.” Mr. Moller continued, “Including the proceeds from our recent equity offering, Teekay Tankers’ balance sheet is strong and with almost $300 million of available liquidity, we are well positioned to take advantage of attractive vessel acquisition opportunities.”
(1)
Cash Available for Distribution represents net income (loss) excluding depreciation and amortization, unrealized (gains) losses from derivatives, any non-cash items or write-offs of other non-recurring items, and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(2)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.

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Summary of Recent Transactions
As previously announced, in early November 2010, Teekay Tankers acquired one Aframax tanker and one Suezmax tanker for a total purchase price of $107.5 million. To finance the vessel acquisitions, Teekay Tankers used net proceeds from the public follow-on offering of Class A common stock completed in October 2010. The Esther Spirit is currently operating under a fixed-rate time-charter (with a profit-share component) through July 2012 and the Iskmati Spirit is trading in the spot market as part of Teekay’s Gemini Suezmax tanker pool.
In addition, the Company signed a 23 month extension of the time-charter on the Suezmax tanker, the Narmada Spirit, with an average fixed-rate floor of $21,500 per day plus a profit-share component, which commenced in January 2011.
Estimated First Quarter 2011 Dividend
The table below presents the estimated cash dividend per share for the quarter ending March 31, 2011 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table. In addition, the Company’s Aframax and Suezmax spot rates earned during the first quarter of 2011 may not necessarily equal industry averages:

Q1 2011 Dividend
Estimate	Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share*	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE per day)
$10,000	0.15	0.17	0.19	0.22	0.25	0.28	0.32
$15,000	0.17	0.20	0.22	0.25	0.27	0.31	0.35
$20,000	0.20	0.22	0.25	0.27	0.30	0.34	0.37
$25,000	0.23	0.25	0.27	0.30	0.33	0.36	0.40
$30,000	0.25	0.28	0.30	0.33	0.35	0.39	0.43
$35,000	0.28	0.30	0.33	0.35	0.38	0.42	0.45

*
Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.45 million for scheduled principal payments related to one of the Company’s debt facilities and less a $1.2 million reserve for estimated drydocking costs and other vessel capital expenditures. Based on the estimated weighted average number of shares outstanding for the first quarter of 57.4 million shares.

Tanker Market
Average crude tanker freight rates during the fourth quarter of 2010 remained weak, despite relatively strong tanker demand. This was primarily the result of an oversupply of vessels, caused by a net fleet growth during 2010 and compounded by the return of vessels previously used for temporary floating storage. This imbalance between tanker supply and demand prevented the typical winter rally in rates from occurring, although a short-lived strengthening of rates was experienced towards the end of the quarter when cold winter weather in Europe and North America led to an increase in both oil demand and weather related transit delays. In the first quarter of 2011 to date, tanker rates have remained at relatively weak levels. Rising bunker fuel prices during the fourth quarter of 2010 and continuing into 2011 have adversely impacted spot tanker earnings.
During 2010, the world tanker fleet grew by 19.7 million deadweight tones (mdwt), or approximately 4.6 percent, compared to 28.8 mdwt, or 7.1 percent, in 2009. A total of 41.2 mdwt of new vessel capacity was delivered into the fleet, offset by tanker removals which increased to 21.4 mdwt in 2010, the highest annual figure since 2003, primarily due to the regulatory phase-out of single hull tankers and the conversion of tankers for use in dry bulk or offshore projects. The tanker delivery schedule for 2011 is similar to 2010. However, with the phase-out of single hull tankers now largely complete, the scope for scrapping in 2011 is expected to focus on first generation double hull tankers, which face increasing age discrimination from customers.
Global oil demand in 2010 grew by 2.8 million barrels per day (mb/d), or 3.3 percent, the highest figure since 2004. As a result, 2010 tanker demand is estimated to have grown by approximately 7 percent. In January 2011, the International Monetary Fund (IMF) raised its forecast for 2011 global economic growth to 4.4 percent, up from 4.2 percent previously, based on strength in developing and emerging economies. As a result, the International Energy Agency (IEA) has raised its global oil demand forecast for 2011 to 89.3 mb/d, an increase of 1.5 mb/d, or 1.7 percent, from 2010.

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Financial Summary
The Company reported adjusted net income(1) of $2.6 million, or $0.05 per share, for the quarter ended December 31, 2010, compared to adjusted net income of $5.8 million, or $0.13 per share, for the quarter ended September 30, 2010. The reduction in adjusted net income per share is primarily the result of lower average realized tanker rates for our time-charter and spot fleets during the fourth quarter, compared to the third quarter. Adjusted net income for the three months ended December 31, 2010 excludes an unrealized gain relating to changes in the fair value of interest rate swaps of $5.9 million, or $0.12 per share, and $0.7 million, or $0.02 per share, related to a net loss attributable to the Dropdown Predecessor. Adjusted net income for the three months ended September 30, 2010 excludes an unrealized loss of $4.2 million, or $0.10 per share, relating to changes in the fair value of interest rate swaps, and $0.4 million, or $0.01 per share, related to a net loss attributable to the Dropdown Predecessor, as well as a net loss of $1.9 million, or $0.04 per share, from the sale of Sotra Spirit. These adjustments are detailed in Appendix A included in this release. Including these items, the Company reported net income, on a GAAP basis, of $7.8 million, or $0.17 per share, for the quarter ended December 31, 2010, compared to net loss, on a GAAP basis, of $0.7 million, or $0.01 per share, for the quarter ended September 30, 2010. Net revenues(2) for the fourth quarter of 2010 were $29.6 million compared to $33.2 million in the prior quarter.
Adjusted net income(1) for the year ended December 31, 2010 was $22.4 million, or $0.53 per share, compared to adjusted net income of $27.7 million, or $0.97 per share, for the prior year. The reduction in the adjusted net income is primarily the result of lower average realized spot tanker rates in 2010, compared to 2009, which was partially offset by increased revenues of $5.3 million, or $0.13 per share, from the Company’s investment in two VLCC loans, and the net increase of three vessels to the Company’s fleet during 2010. Adjusted net income for the year ended December 31, 2010 excludes an unrealized loss relating to changes in the fair value of interest rate swaps of $5.0 million, or $0.12 per share, as well as net income of $0.7 million, or $0.02 per share attributable to the Dropdown Predecessor, and a loss of $1.9 million, or $0.04 per share from the sale of the Falster Spirit and Sotra Spirit during the year. Adjusted net income for the year ended December 31, 2009 excludes an unrealized gain of $9.0 million, or $0.31 per share relating to changes in the fair value of an interest rate swap, as well as net income of $5.3 million, or $0.19 per share attributable to the Dropdown Predecessor. These adjustments are detailed in Appendix A included in this release. Including these items, the Company reported net income, on a GAAP basis, of $16.3 million, or $0.37 per share, for the year ended December 31, 2010, compared to net income, on a GAAP basis, of $42.1 million, or $1.28 per share, for the year ended December 31, 2009. Net revenues(2) for the year ended December 31, 2010 amounted to $136.9 million compared to $154.2 million in the prior year.
(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com

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Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2010	September 30, 2010	December 31, 2009
Time-Charter Fleet
Aframax revenue days	515	552	483
Aframax TCE per revenue day (1) (2)	$23,369	$25,466	$29,772
Suezmax revenue days	276	276	95
Suezmax TCE per revenue day(1)	$26,297	$27,255	$30,984

Spot Fleet
Aframax revenue days	267	214	334
Aframax TCE per revenue day	$13,602	$14,806	$15,283
Suezmax revenue days	237	184	179
Suezmax TCE per revenue day(2)	$16,107	$18,445	$20,939

Total Fleet
Aframax revenue days	782	766	817
Aframax TCE per revenue day(1) (2)	$20,032	$22,489	$23,846
Suezmax revenue days	513	460	274
Suezmax TCE per revenue day(1) (2)	$21,591	$23,731	$24,417

(1)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include profit sharing agreements.

(2)
The TCE rates in the table above exclude the results of the Esther Spirit and Iskmati Spirit prior to the acquisition of these vessels by the Company during the fourth quarter of 2010, and the results of the Kaveri Spirit, Yamuna Spirit, and Helga Spirit are excluded from the three months ended December 31, 2009 period. These three vessels were acquired by the Company in the second quarter of 2010.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 1, 2011:

	Aframax	Suezmax	VLCC	Number of
	Fleet	Fleet	Fleet	Owned Vessels
Time-Charter Vessels	6	3	—	9
Spot Vessels	3	3	—	6
Newbuilding	—	—	1	1

Total	9	6	1	16

The fleet list above includes a VLCC newbuilding that Teekay Tankers owns through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver in April 2013 at which time it will commence a time-charter to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.
Including the income earned by the Company from the loans it made in July 2010 secured by first-priority ship mortgages on two VLCC newbuildings which are equivalent in amount to two vessels trading on fixed-rate bareboat charters, the Company currently has fixed-rate coverage of approximately 62 percent and 57 percent for the first quarter and fiscal 2011, respectively.

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Liquidity
As of December 31, 2010, the Company had total liquidity of $186.7 million (which consisted of $12.5 million of cash and $174.2 million in an undrawn revolving credit facility), compared to total liquidity of $132.9 million as at September 30, 2010. Total liquidity increased from $186.7 million as at December 31, 2010 to approximately $295 million as at February 22, 2011, primarily as a result of the Company’s recently completed follow-on equity offering, which provided net proceeds to the Company of $107.6 million, including net proceeds received upon the exercise of the underwriters’ over-allotment option in full.
Conference Call
The Company plans to host a conference call on February 24, 2011 at 1:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year of 2010. An accompanying investor presentation will be available on Teekay Tankers’ Web site at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 711-9538 or (416) 640-5925, if outside North America, and quoting conference ID code 3740013.
•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, March 4, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3740013.
About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Tankers owns a VLCC newbuilding, scheduled to deliver in April 2013, through a 50 percent joint venture. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME AND LOSS(1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	19,838	22,854	19,629	86,244	88,057
Net pool revenues from affiliates	7,438	8,397	15,522	47,914	69,851
Voyage charter revenues	—	—	—	24	1,782
Interest income from investment in term loans	2,884	2,413	—	5,297	—

REVENUES	30,160	33,664	35,151	139,479	159,690

OPERATING EXPENSES
Voyage expenses	545	434	694	2,544	5,452
Vessel operating expenses	11,383	10,596	13,090	44,453	46,644
Depreciation and amortization	11,222	11,267	11,722	45,455	45,158
General and administrative	1,867	2,370	2,864	9,789	11,800
Loss on sale of vessels	—	1,901	—	1,864	—

	25,017	26,568	28,370	104,105	109,054

Income from operations	5,143	7,096	6,781	35,374	50,636

OTHER ITEMS
Interest expense	(1,668)	(1,975)	(2,206)	(7,513)	(12,082)
Interest income	46	15	15	97	70
Realized and unrealized (loss) gain on derivative instruments (2)	4,404	(5,577)	2,031	(10,536)	4,310
Other (expense) income — net	(152)	(233)	(367)	(1,113)	(850)

	2,630	(7,770)	(527)	(19,065)	(8,552)

Net income (loss)	7,773	(674)	6,254	16,309	42,084

Earnings (loss) per share (3) — Basic and diluted	0.17	(0.01)	0.25	0.37	1.28
Weighted-average number of Class A common shares outstanding — Basic and diluted	38,938,048	30,891,744	19,500,000	29,830,038	16,143,836
Weighted-average number of Class B common shares outstanding — Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding — Basic and diluted	51,438,048	43,391,744	32,000,000	42,330,038	28,643,836

(1)
Results for three Suezmax tankers the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and for two Aframax tankers, the Esther Spirit and Helga Spirit, for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A in this release.

(2)
Includes realized losses of $1.5 million, $1.4 million and $1.3 million for the three months ended December 31, 2010, September 30, 2010 and December 31, 2009, respectively, and $5.5 million and $4.7 million for the year ended December 31, 2010 and 2009, respectively.

(3)
Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after removing from net income (loss) the amount attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2010	2010(1)	2009(1)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	12,450	11,244	10,432
Pool receivable from related parties	8,606	5,088	14,715
Interest receivable	1,811	1,783	—
Other current assets	2,813	3,981	3,612
Due from affiliates	12,357	93,152	175,488
Vessels and equipment	757,437	767,466	825,967
Investment in term loans	116,014	115,775	—
Loan to joint venture	9,830	—	—
Other non-current assets	1,889	2,022	2,779
Goodwill	13,310	13,310	13,310

Total assets	936,517	1,013,821	1,046,303

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	10,073	12,305	13,473
Current portion of long-term debt	1,800	3,600	5,400
Current portion of derivative instruments	4,509	4,503	3,865
Other current liabilities	2,305	3,073	4,674
Due to affiliates	5,841	64,263	44,436
Long-term debt	452,228	494,222	568,775
Other long-term liabilities	17,072	22,614	11,974
Stockholders’ equity	442,689	409,241	393,706

Total liabilities and stockholders’ equity	936,517	1,013,821	1,046,303

(1)
In accordance with GAAP, the balance sheet as at December 31, 2009 includes the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, which were acquired by the Company on April 14, 2010, and for the Helga Spirit, which was acquired by the Company on May 11, 2010, respectively, to reflect ownership of the vessels from the time they were acquired by Teekay Corporation on August 1, 2007 (Yamuna Spirit and Kaveri Spirit) and January 6, 2005 (Helga Spirit). In addition, the balance sheets as at September 30, 2010 and December 31, 2009 include the Dropdown Predecessor for the Esther Spirit and Iskmati Spirit, which were acquired by the Company on November 8, 2010, to reflect ownership of the vessels from the time they were acquired by Teekay Corporation on July 7, 2004 (Esther Spirit) and August 1, 2007 (Iskmati Spirit).

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2010(1)	2009(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	58,391	91,825

FINANCING ACTIVITIES
Proceeds of long-term debt	185,000	—
Repayments of long-term debt	(3,150)	(3,600)
Prepayments of long-term debt	(33,050)	(20,000)
Proceeds from long-term debt of Dropdown Predecessor	37,222	257,121
Prepayments of long-term debt of Dropdown Predecessor	(306,169)	(366,719)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, Kaveri Spirit LLC, Esther Spirit LLC and Iskmati Spirit LLC from Teekay Corporation	(244,185)	—
Acquisition of Ashkini Spirit LLC from Teekay Corporation	—	(57,000)
Contribution of capital from Teekay Corporation to Dropdown Predecessor	128,900	99,649
Net advances from (to) affiliates	127,982	(27,605)
Proceeds from issuance of Class A common stock	211,978	68,600
Shares issuance costs	(9,395)	(3,092)
Cash dividends paid	(55,244)	(50,350)

Net financing cash flow	39,889	(102,996)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	35,396	—
Expenditures for vessels and equipment	(6,253)	(5,095)
Advances to joint venture partner and to joint venture	(9,830)	—
Investment in term loans	(115,575)	—

Net investing cash flow	(96,262)	(5,095)

Increase (decrease) in cash and cash equivalents	2,018	(16,266)
Cash and cash equivalents, beginning of the year	10,432	26,698

Cash and cash equivalents, end of the year	12,450	10,432

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, for the period from August 1, 2007 to April 14, 2010, and the Helga Spirit for the period from January 6, 2005 to May 11, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company. In addition, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Esther Spirit for the period from July 7, 2004 to November 8, 2010, and the Iskmati Spirit for the period from August 1, 2007 to November 8, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company.

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TEEKAY TANKERS LTD.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the stockholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay Tankers Ltd. as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the stockholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Three Months Ended
	December 31, 2010		September 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share
Net income (loss) — GAAP basis	7,773		(674)
Add:
Net loss attributable to the Dropdown Predecessor	736		405

Net income (loss) attributable to shareholders	8,509	$0.17	(269)	$(0.01)

(Subtract) add specific items affecting net income:
Unrealized (gain) loss on interest rate swaps (1)	(5,941)	($0.12)	4,188	$0.10
Loss on the sale of vessels, net	—	—	1,901	$0.04

Total adjustments	(5,941)	($0.12)	6,089	$0.14

Adjusted net income	2,568	$0.05	5,820	$0.13

	Twelve Months Ended		Twelve Months Ended
	December 31, 2010		December 31, 2009
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share
Net income — GAAP basis	16,309		42,084
Less:
Net income attributable to the Dropdown Predecessor	(747)		(5,314)

Net income attributable to shareholders	15,562	$0.37	36,770	$1.28

Add (subtract) specific items affecting net income:
Unrealized loss (gain) on interest rate swaps (1)	4,955	$0.12	(9,032)	($0.31)
Loss on the sale of vessels, net	1,864	$0.04	—	—

Total adjustments	6,819	$0.16	(9,032)	($0.31)

Adjusted net income	22,381	$0.53	27,738	$0.97

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

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TEEKAY TANKERS LTD.
APPENDIX B — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
December 31, 2010
(unaudited)
Net income	7,773
Add:
Depreciation and amortization	11,222
Amortization of debt issuance costs and other	293
Net loss and other non-cash items relating to the Dropdown Predecessor	79

Less:
Unrealized gain from derivative instruments	(5,941)
Non-cash accrual of repayment premium on term loans	(289)

Cash Available for Distribution before Reserves	13,137
Less:
Reserve for scheduled drydockings and other capital expenditures	(1,200)
Reserve for debt principal repayment	(450)

Cash Available for Distribution after Reserves	11,487

Weighted average number of common shares outstanding for the quarter ended December 31, 2010	51,438,048
Cash dividend per share (rounded)	$0.22

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s financial position and potential vessel acquisition opportunities; estimated dividends per share for the quarter ending March 31, 2011 based on various spot tanker rates earned by the Company; the Company’s mix of spot market and time-charter trading in first quarter and fiscal 2011; anticipated drydocking and vessel upgrade costs; the Company’s ability to generate surplus cash flow and pay dividends; the impact of vessel drydock activities on the Company’s future Cash Available for Distribution; and potential vessel acquisitions, including the acquisition of vessels from Teekay Corporation or third parties, and their affect on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; the potential termination of interest rate swap agreements; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: February 28, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer